

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Mr. Jonathan W. Grisham
Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 27, 2013**
> **File No. 1-12002**

Dear Mr. Grisham:

We have reviewed your response letter filed on May 2, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. We note your indication that the Registrant provided the specified acknowledgements. We are unable to locate those acknowledgements and request that you have the Registrant upload them to EDGAR.

Financial Statements

Consolidated Statements of Income, page F-4

2. We note your response to prior comment 3 and your confirmation that you will provide additional disclosure related to significant preferences or infrequent distributions to noncontrolling interests, to the extent material, within future filings. Please show us such draft disclosure for the years ended December 31, 2012, 2011 and 2010 or tell us why such disclosure is unwarranted based on materialty. In your response, please specifically address the income allocation of $50,546 to noncontrolling interests held in Fund III.

Notes to Consolidated Financial Statements

Notes Receivable and Other Real Estate Related Investments, page F-27

3. We have read your response to our prior comment 5 and are unable to agree with your conclusions that the disclosures required by ASC Topic 310-10-50 are not applicable. Please revise your disclosure future filings to include all of the disclosures required by ASC Topic 310-10-50.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant